As filed with the Securities and Exchange Commission on May 1, 2023

Registration No. 333-266547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sana Biotechnology, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	83-1381173
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

188 East Blaine Street, Suite 400

Seattle, Washington 98102

(206) 701-7914

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven D. Harr, M.D.

President and Chief Executive Officer

Sana Biotechnology, Inc.

188 East Blaine Street, Suite 400

Seattle, Washington 98102

(206) 701-7914

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bernard J. Cassidy Sana Biotechnology, Inc. 188 East Blaine Street, Suite 400 Seattle, Washington 98102 (206) 701-7914	B. Shayne Kennedy Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective on filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3, or this Amendment, to the Registration Statement on Form S-3 (File No. 333-266547) of Sana Biotechnology, Inc. is being filed as an exhibit-only filing solely to file an updated consent of Ernst & Young LLP as Exhibit 23.1, or the Consent. Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature page to the Registration Statement, and the Consent. The prospectus, the prospectus supplement, and the balance of Part II of the Registration Statement are unchanged and have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference to Filings Indicated			Provided Herewith
		Form	Exhibit No.	Filing Date

1.1*	Form of Underwriting Agreement.

1.2	Sales Agreement, dated August 4, 2022, by and between the Registrant and Cowen and Company, LLC.	S-3	1.2	08/04/2022

3.1	Amended and Restated Certificate of Incorporation.	8-K	3.1	02/08/2021

3.2	Amended and Restated Bylaws.	8-K	3.2	02/08/2021

4.1	Reference is made to Exhibits 3.1 through 3.2.

4.2	Form of Common Stock Certificate.	S-1/A	4.2	01/28/2021

4.3	Amended and Restated Investors’ Rights Agreement, dated February 13, 2019, by and among the Registrant and the investors listed therein.	S-1/A	10.1	01/13/2021

4.4*	Form of Preferred Stock Certificate.

4.5	Form of Indenture.	S-3	4.5	08/04/2022

4.6*	Form of Note.

4.7*	Form of Warrant.

4.8*	Form of Warrant Agreement.

4.9*	Form of Unit Agreement.

5.1	Opinion of Latham & Watkins LLP.	POS AM	5.1	03/16/2023

23.1	Consent of Independent Registered Public Accounting Firm.				X

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).	POS AM	5.1	03/16/2023

24.1	Powers of Attorney.	S-3	24.1	08/04/2022

25.1*	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of the trustee, as trustee under the indenture filed herewith.

107.1	Filing Fee Table.	S-3	107.1	03/15/2023

*	To be filed by amendment or incorporated by reference in connection with the offering of the securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 1st day of May, 2023.

SANA BIOTECHNOLOGY, INC.

By:	/s/ Steven D. Harr, M.D.
Name:	Steven D. Harr, M.D.
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven D. Harr, M.D. Steven D. Harr, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	May 1, 2023

/s/ Nathan Hardy Nathan Hardy	Chief Financial Officer (Principal Financial and Accounting Officer)	May 1, 2023

* Hans E. Bishop	Chairman of the Board	May 1, 2023

* Joshua H. Bilenker, M.D.	Director	May 1, 2023

* Douglas Cole, M.D.	Director	May 1, 2023

* Richard Mulligan, Ph.D.	Director	May 1, 2023

* Robert Nelsen	Director	May 1, 2023

* Alise S. Reicin, M.D.	Director	May 1, 2023

* Michelle Seitz	Director	May 1, 2023

* Mary Agnes (Maggie) Wilderotter	Director	May 1, 2023

* Patrick Y. Yang, Ph.D.	Director	May 1, 2023

*By:	/s/ Steven D. Harr, M.D
Name:	Steven D. Harr, M.D.
Title:	Attorney-in-Fact